Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: May 3, 2005

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Swisscom Mobile launches price offensive and increases transparency

On 1 June, 2005, Swisscom Mobile is to introduce significant price cuts to stimulate customers’ calling habits. The company will be offering a new tariff based on only 50 centimes per call, irrespective of the length of the call. This means that, for the first time, longer mobile calls will be charged on a par with fixed-network rates. On top of this, Swisscom Mobile is cutting prices for termination of calls on its network to 20 centimes. This 40% reduction clears the way for cheaper calls between networks.

The price adjustments were prompted by the reticent calling habits of NATEL® customers as well as pressure from business customers objecting to high fixed-to-mobile charges. Last year, for instance, average minutes per user (AMPU Postpaid) on the NATEL® network dropped by 7.2 minutes to 153.4 minutes a month, while the average number of minutes for calls from the fixed network to the Swisscom Mobile network fell by 3%. According to surveys, the main reason for this drop is the general perception that mobile charges are too high and not sufficiently transparent. Swisscom Mobile has introduced the price cuts in a bid to address customers’ concerns, and expects these reductions to stimulate calling habits and boost growth in the mobile market.

Mobile calls at fixed-network rates

The new product that allows Swisscom Mobile customers to make calls of any length for a flat-rate charge is called NATEL® swiss liberty. Calls made to the Swisscom Mobile network, Swiss fixed networks or the Combox on any weekday and at any time are charged at 50 centimes per call (up to one hour, plus 50 centimes for every subsequent hour) rather than by the minute. In purely arithmetic terms, therefore, the charge for a one-hour call is less than one centime per minute. Calls made at any time to other Swiss mobile networks are charged at a standard rate of 50 centimes per minute, while all other services are charged as defined in other tariffs.

For a basic monthly charge of CHF 25, NATEL® customers can therefore enjoy maximum cost transparency and major cost savings. Based on current calling habits, the average NATEL® swiss customer can save 17% with the new tariff, the typical NATEL® international subscriber 23%, and the NATEL® pro customer as much as 33%. Whether they are occasional or frequent callers, people who are prompted to use their mobile phones more frequently thanks to the highly advantageous NATEL® swiss liberty conditions, are certain to save additional cash.

NATEL® swiss liberty is available from 1 June 2005. Existing customers can ask for a subscription check and switch to the new tariff free of charge. All NATEL® customers for whom a switch to the new tariff is considered worthwhile will be automatically contacted by Swisscom Mobile.

40% reduction in termination rates from 1 July, 2005

Swisscom Mobile AG Product Public Relations Carsten Roetz 3050 Bern	Phone Fax	+41-31-342 76 48 +41-31-342 87 94	www.Swisscom-mobile.ch carsten.roetz@swisscom.com

The second change concerns a reduction in the wholesale price for call termination on the NATEL® network from 33.5 centimes to 20 centimes per minute. These termination rates are the price that other telecoms providers have to pay for switching a call through to a mobile network. Over the past few months, a downward trend in calling habits has been identified, which the 40% price reduction is aiming to reverse. Adjusting for purchasing power, Swisscom Mobile rates are below the average charged in comparable European countries.

With this move, Swisscom Mobile is offering other providers the opportunity to pass on the reductions in termination rates to their customers, so that the Swiss population can benefit from significantly cheaper calls to the NATEL® network.

The negative impact on Swisscom Mobile revenue and EBITDA for the remainder of 2005 will amount to CHF 165 million at most. If other providers also cut their termination rate, this will reduce the impact. Although volumes are expected to increase as a result of these measures, this will not be enough to compensate for the price reduction in the short term.

Berne, 3 May, 2005

Swisscom Mobile AG Product Public Relations Carsten Roetz 3050 Bern	Phone Fax	+41-31-342 76 48 +41-31-342 87 94	www.Swisscom-mobile.ch carsten.roetz@swisscom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: May 3, 2005	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law